UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 19)

Leucadia National Corporation
(Name of Issuer)
Common Shares, $1 par value
(Title of class of securities)
527288 5 10 4
(CUSIP number)
Andrea A. Bernstein, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153
(Name, address and telephone number of person authorized to receive notices and communications)
November 11, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 527288 5 10 4	13D	Page 2

1	NAME OF REPORTING PERSON:		Ian M. Cumming
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	21,943,313*
	8	SHARED VOTING POWER:	216,000
	9	SOLE DISPOSITIVE POWER:	21,943,313*
	10	SHARED DISPOSITIVE POWER:	216,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		22,159,313*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.0%*
14	TYPE OF REPORTING PERSON:		IN

*  Includes 800,000 shares issuable upon exercise of currently exercisable Common Share Purchase Warrants.

CUSIP No. 527288 5 10 4	13D	Page 3

1	NAME OF REPORTING PERSON:		Joseph S. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	24,361,471*
	8	SHARED VOTING POWER:	132,000
	9	SOLE DISPOSITIVE POWER:	24,361,471*
	10	SHARED DISPOSITIVE POWER:	132,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		24,493,471*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		10.0%*
14	TYPE OF REPORTING PERSON:		IN

*  Includes 800,000 shares issuable upon exercise of currently exercisable Common Share Purchase Warrants.

CUSIP No. 527288 5 10 4	13D	Page 4

This Statement constitutes Amendment No. 19 to the Statement on Schedule 13D, as previously amended (the “Schedule 13D”), filed with the Securities and Exchange Commission, by Ian M. Cumming and Joseph S. Steinberg with respect to the Common Shares, par value $1 per share (the “Common Shares”), of Leucadia National Corporation (the “Company” or “Leucadia”). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

 ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to add the following:

Item 4 is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following:

On November 11, 2012, Leucadia and its wholly-owned subsidiary, Limestone Merger Sub, LLC, entered into an Agreement and Plan of Merger with Jefferies Group, Inc. (“Jefferies”) and its subsidiaries, JSP Holdings, Inc., and Jasper Merger Sub, Inc. (the “Merger Agreement”) pursuant to which, subject to the terms and conditions of the Merger Agreement, Jefferies will become a wholly-owned subsidiary of Leucadia (the “Merger”).

At the effective time of the Merger, each former Jefferies share of common stock, par value $0.0001 per share (excluding Jefferies shares held by Leucadia), will be converted into the right to receive 0.81 of a Leucadia common share (the “Exchange Ratio”).  The Exchange Ratio is fixed and will not be adjusted for changes in the market value of the Common Shares or Jefferies’s common stock.

Leucadia will not assume or guarantee any of Jefferies’ outstanding debt securities, but Jefferies’ 3.875% Convertible Senior Debentures due 2029 will become convertible into common shares of Leucadia following the Merger, giving effect to the Exchange Ratio.  Additionally, if not redeemed by Jefferies prior to the effective time of the Merger, Jefferies’ 3.25% Series A Convertible Cumulative Preferred Stock will be exchanged for a comparable series of convertible preferred shares of Leucadia.

In connection with the Merger, each outstanding stock option to purchase shares of Jefferies common Stock, each restricted share of Jefferies common stock and each performance based restricted stock unit of Jefferies common stock will at the effective time of the Merger, be converted at the Exchange Ratio into an award of options, restricted shares or restricted stock units of Leucadia, with all such awards subject to the same terms and conditions, including, without limitation, vesting and, in the case of performance-based restricted stock units, performance being measured at current targets.  By virtue of their respective ownership of Jefferies common stock as directors of Jefferies, Mr. Cumming will receive 4,437 Common Shares and 16,533 deferred Common Shares as merger consideration, and Mr. Steinberg will receive 20,523 Common Shares as merger consideration.

The completion of the Merger is subject to satisfaction or waiver of customary closing conditions, including: approval by the Leucadia shareholders  (by the vote of a majority of the shares cast, assuming a majority of shares outstanding are voted) and by the Jefferies stockholders (by the vote of a majority of the outstanding shares) and the receipt of opinions that the Merger will qualify for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.  The completion of the Merger is not conditioned on receipt of financing by Leucadia.  The Merger Agreement also contains customary representations and warranties of the parties and certain covenants and agreements, including the spin-off, prior to consummation of the Merger, of the Company’s winery subsidiary, Crimson Wine Group, Ltd., in a distribution that is intended to be tax-free to shareholders of Leucadia.

Upon consummation of the Merger, the Leucadia board of directors will be increased to 14 members, with the six (6) current members of the Jefferies board of directors (other than Mr. Cumming and Mr. Steinberg) joining the Leucadia board.  Also upon consummation of the Merger, Mr. Cumming will resign as Chairman of the Board

CUSIP No. 527288 5 10 4	13D	Page 5

and Chief Executive Officer (“CEO”) of Leucadia, but will continue to serve as a director of Leucadia.  Mr. Steinberg will resign as President of Leucadia, will become Chairman of the Board of Leucadia and will continue to work full time as an executive of Leucadia.  Mr. Richard Handler, Chairman of the Board and CEO of Jefferies, will become CEO of Leucadia and Mr. Brian Friedman, a director of Jefferies and President of Jefferies’ Executive Committee, will become President of Leucadia.

In connection with the Merger, the Board of Directors of Leucadia has approved and has recommended that its shareholders approve an amendment to the existing transfer restrictions contained in Leucadia’s Certificate of Incorporation that would prohibit any person from becoming as a result of the Merger or any other similar transaction, a “five percent shareholder” for purposes of Section 382 of the tax code.

Voting Agreements

Simultaneously with execution of the Merger Agreement, Jefferies entered into a separate voting agreements with each of (i) Ian M. Cumming, (with respect to 8.64% of the Leucadia’s outstanding common shares) and Joseph S. Steinberg (with respect to 9.63% of the Leucadia’s outstanding common shares) pursuant to which, on a several basis, each has agreed to vote such Leucadia common shares in favor of the Merger (such voting agreements, the “Executive’s Voting Agreements”).  The Executive’s Voting Agreements will each terminate upon the earliest of (i) the date on which the Merger becomes effective, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the mutual agreement of the parties to the Executive’s Voting Agreement.

The foregoing summary of the Executive Voting Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of Exhibit 99.1 and 99.2, which are incorporated by reference herein.

For additional information concerning the Merger, please see the Current Report on Form 8-K filed by Leucadia on November 13, 2012, with the Securities and Exchange Commission.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following:

The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIIBITS.

Exhibit No.	Description Of Exhibit
99.1
Voting Agreement, dated November 11, 2012 between Jefferies and Mr. Ian M. Cumming (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Jefferies Group, Inc. on November 13, 2012).

99.2
Voting Agreement, dated November 11, 2012 between Jefferies and Mr. Joseph S. Steinberg (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Jefferies Group, Inc. on November 13, 2012).

CUSIP No. 527288 5 10 4	13D	Page 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2012

By:	/s/ Ian M. Cumming
Ian M. Cumming

By:	/s/ Joseph S. Steinberg
Joseph S. Steinberg

CUSIP No. 527288 5 10 4	13D	Page 7

Exhibit Index

Exhibit No.	Description Of Exhibit
99.1
Voting Agreement, dated November 11, 2012 between Jefferies and Mr. Ian M. Cumming (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Jefferies Group, Inc. on November 13, 2012).

99.2
Voting Agreement, dated November 11, 2012 between Jefferies and Mr. Joseph S. Steinberg (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Jefferies Group, Inc. on November 13, 2012).